September 19, 2016

Re:	PFG Fund III, LLC (the “Company”)
Offering Statement on Form 1-A File No.: 024-10374 Submitted December 12, 2013 CIK No. 0001594139

To whom it may concern,

We respectfully request to withdraw the Form 1-A for the Company filed on December 12, 2013.

Thank you.

Sincerely,

/s/ Jillian Sidoti

Securities Counsel for the Company